

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2019

Yusheng Han
Director and Chief Executive Officer
Burning Rock Biotech Ltd
601, 6/F, Building 3, Standard Industrial Unit 2
No. 7, Luoxuan 4th Road
International Bio Island, Guangzhou, 510005
Peoples Republic of China

>   **Re: Burning Rock Biotech Ltd**
>   **Draft Registration Statement on Form F-1**
>   **Submitted November 4, 2019**
>   **CIK No. 0001792267**

Dear Mr. Han:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted on November 4, 2019

Prospectus Summary
Overview, page 1

1.　We note your reference to findings by China Insights Consultancy. Please provide us with a copy of the report.

2.　The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. In the presentation of your business, you present your organization as a "China's number one cancer diagnostics company" and your platform technologies as "unrivaled" and "world-class." Please revise to state the basis for your performance claims or revise to state such claims are management's belief. Additionally, please balance your summary presentation by providing equally prominent disclosure about the competitive, regulatory and technical challenges you face.

3. We note your statement that your "products are validated by the medical, pharmaceutical and scientific communities...." Please clarify what you mean by "validated" in your disclosure.

4. We note that you currently offer 13 NGS-based cancer genotyping tests applicable to a broad range of cancer types. Please revise your disclosure to identify in the Summary the specific cancer types.

5. Where you reference your collaborations on clinical trials, please revise your disclosure to indicate you primarily provide central laboratory services and companion diagnostics development services, as discussed on page 119. Please also expand your disclosure in the Business section to include any compensation arrangements with oncology key opinion leaders.

Our Addressable Markets, page 3

6. Please revise your references here and throughout your registration statement to your "addressable" market to remove any implication you have captured or are likely to capture the stated market potential.

Implication of Being an Emerging Growth Company, page 5

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risks Related to Our Business and Industry
If we were to be sued for product liability or professional liability….., page 16

8. We note your disclosure that similar to other Chinese companies, you do not carry product liability or professional liability insurance. Please briefly explain the relevant features of the China market that impact this decision.

We rely on a limited number of suppliers, or in some cases, sole suppliers, for some of our laboratory equipment and supplies, page 19

9. We note your disclosure that you source sequencers, reagents and certain other laboratory supplies used in your laboratory operations from several sole suppliers. Your supply agreements appear to be material contracts. Please expand your disclosure in the Business section to provide the material terms of your material supply agreements, including each parties' rights and obligations, financial terms, term and termination provisions.

Please also file your supply agreements as exhibits to your registration statement or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Risks Relating to Our ADSs and This Offering

Our dual-class structure with different voting rights will limit your ability to influence corporate matters…., page 53

10.   We note your disclosure that each Class B ordinary share will be entitled to six votes. Please expand your disclosure to discuss the risk that future issuance of Class B shares may be dilutive to holders of Class A shares and that your dual-class structure may render your shares ineligible for inclusion in certain stock market indices and the potential impact on the market price and liquidity of your ordinary shares.

Use of Proceeds, page 58

11.   Please revise the discussion to disclose the estimated net amount of the proceeds broken down into each principal intended use, (i) research and development of our early cancer detection technologies, (ii) obtaining NMPA approvals for additional cancer genotyping products, including completing related clinical trials; and (iii) other general and administrative matters. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the order of priority of such purposes. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form 20-F.

Capitalization, page 60

12.   We note on pages F-24 and F-36 that all of your outstanding preferred shares will convert automatically into ordinary shares in the event of a "Qualified IPO". Please revise your disclosures to clarify all of the stipulations of a "Qualified IPO" and explain why you believe that it is factually supportable that the outstanding preferred shares will automatically convert into ordinary shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Operating Expenses
Selling and Marketing Expenses , page 76

13.   We note your disclosure that selling and marketing expenses primarily consist of staff costs for personnel engaged in sales and marketing functions, travel and entertainment expenses and convention expenses. We further note your disclosure on page 80 that your selling and marketing expenses as a percentage of total revenues decreased in 2018 primarily due to economies of scale. Please expand your disclosure to discuss your

compensation structure with your sales force. Refer to Item 5.A of Form 20-F. Additionally, please reconcile the description of selling and marketing expenses with your statement on page 80 that your general and administrative expenses increased in 2018 in part due to an increase in travel and entertainment expenses.

Fair Value of Share Options, page 88

14.   We note that the estimated fair market value per ordinary share is a significant assumption in your share option grant valuation. Accordingly, please bridge for us the fair value per share determinations used for each option grant subsequent to December 31, 2018 to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Business
Overview, page 106

15.   With respect to your early detection technologies, please briefly explain what you mean by "specificities of 96%." Similarly, please revise the graphics and expand your disclosure as appropriate on page 112 to provide appropriate context for an investor to evaluate the graphics. Please also briefly explain what you mean by a "capture-based" fully automated NGS library preparation system on page 106. Additionally, please revise your statement on page 123 that the testing success rate of your LungPlasma is 99.5%, on par with world-class genomic testing companies to indicate how testing success rate is measured and the basis for your competitive claim.

Intellectual Property, page 124

16.   We note your disclosure regarding your patent rights. For each of your material patents, please clearly disclose:
    • applicable jurisdictions where patents are issued or where patent applications are pending;
    • type of patent protection (e.g. composition of matter, use, or process); and
    • the specific NGS-based cancer genotyping test or technology to which the patent relates and the patent expiration date or expected expiration date for patent application.

Note 1. Organization and Basis of Presentation , page F-10

17.   We note here and throughout the filing that you consolidate Burning Rock (Beijing) Biotechnology Co., Ltd. ("VIE") and the VIE's subsidiaries within your financial statements as of each balance sheet date and that those VIE agreements were amended on October 21, 2019. Please revise the filing to disclose the process by which you formed the VIE structure, including relevant chronological dates. Also, revise the filing to explain why you are consolidating this VIE and the VIE's subsidiaries as of each balance sheet

date and how the amended agreements signed on October 21, 2019 impacted your consolidation conclusions.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Revenue from central laboratory business, page F-20

18.   We note that when you are expected to be entitled to a breakage amount, it is recognized as revenue in proportion to the pattern of rights exercised by the patient. Please revise the filing to explain how you estimate breakage in these situations and the significant judgments underlying those estimates. Refer to ASC 606-10-50-17.

Revenue from in-hospital business, page F-21

19.   We note that you recognize revenue on a net basis related to the provision of the facilitation services for the laboratory equipment sales to hospitals since you have determined that you are an agent. We also note that you purchase this laboratory equipment from third-party suppliers when the hospital makes a purchase request and resell the laboratory equipment to the hospital. Please explain in more detail how you have considered all of the requirements in ASC 606-10-55-36 through 55-40 to conclude that you are the agent in these transactions.

20.   Please revise the filing to disclose if you have any warranty obligations or customer rights of return from the sales of reagent kits to hospitals. Refer to ASC 606-10-55-22 thru 55-35.

General

21.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Shuang Zhao , Esq.